UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ________)*
Avalon Holdings Corporation
(Name of Issuer)
Class A Common Shares, par value $0.01
(Title of Class of Securities)
0534P109
(CUSIP Number)
Mr. Antonio S. Collie
MintBroker International, Ltd.
Elizabeth Avenue & Bay Street
Nassau, Bahamas
(242) 603-8610

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
July 24, 2018
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ??240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ?
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ?240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






CUSIP No. 0534P109

13D

Page 2 of 6 Pages











1.

NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF
ABOVE PERSONS (ENTITIES ONLY)

MintBroker International Ltd.


2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)    ?
(b)    ?


3.

SEC USE ONLY



4.

SOURCE OF FUNDS (see instructions)

WC


5.

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)     ?


6.

CITIZENSHIP OR PLACE OF ORGANIZATION

Nassau, Bahamas








NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH

7.

SOLE VOTING POWER

0


8.

SHARED VOTING POWER

0


9.

SOLE DISPOSITIVE POWER

0


10.

SHARED DISPOSITIVE POWER

0






11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

0


12.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
(see instructions)    ?


13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.00%


14.

TYPE OF REPORTING PERSON (see instructions)

OO



CUSIP No. 0534P109

13D

Page 3 of 6 Pages
















1.

NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF
ABOVE PERSONS (ENTITIES ONLY)

Guy Gentile


2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)    ?
(b)    ?


3.

SEC USE ONLY



4.

SOURCE OF FUNDS (see instructions)

WC


5.

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)     ?


6.

CITIZENSHIP OR PLACE OF ORGANIZATION

Nassau, Bahamas








NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH

7.

SOLE VOTING POWER

0


8.

SHARED VOTING POWER

0


9.

SOLE DISPOSITIVE POWER

0


10.

SHARED DISPOSITIVE POWER

0






11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

0


12.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
(see instructions)    ?


13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.00%


14.

TYPE OF REPORTING PERSON (see instructions)

OO








CUSIP No. 0534P109

13D

Page 4 of 6 Pages










Item 1.  Security and Issuer.
This statement relates to the Class A shares, par value $0.01
(the ?Shares?), of Avalon Holdings Corporation (the ?Issuer?).
The principal executive offices of the Issuer are located at One
American Way, Warren, OH 44484-5555.

Item 2.  Identity and Background.
(a)	& (f) The persons filing this joint statement on
Schedule 13D are (i) MintBroker International, Ltd
(?MintBroker?), a Bahamian Company, and (ii) Guy Gentile, an Italian citizen (?Gentile,? collectively with MintBroker, the ?Reporting Persons?).

(b)	The principal business address of each of the
Reporting Persons is Elizabeth on Bay Plaza, Bay Street &
Elizabeth Ave., Nassau, Bahamas.

(c)	MintBroker is a broker-dealer and investment adviser
licensed in the Bahamas. Gentile?s present principal occupation is serving as CEO of MintBroker.

(d)	During the past five years, no Reporting Person has
been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, no Reporting Person has
been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
The source of funding for the purchase of the Shares was the general working capital of MintBroker together with margin borrowing.

Item 4.  Purpose of Transaction.
The Reporting Persons acquired their position in an attempt to gain control over the Issuer and replace its board of directors with the near-term goal of selling the assets of the Issuer. While the Reporting Persons have sold all their Shares and have no present plans to seek control of the Issuer, they reserve the right to reacquire the Shares and propose other transactions which relate to or would result in one or more of the actions specified in clauses (a) through (i) of item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.
(a)	The Reporting Persons beneficially own no Shares.







CUSIP No. 0534P109

13D

Page 5 of 6 Pages


(b)	Neither of the Reporting Persons have sole power to
vote or to direct the vote, any shared power to vote or to direct the vote, any sole power to dispose or to direct the disposition of, and any shared power to dispose or to direct the disposition of, the Shares.

(c)	Attached to this statement is a schedule setting forth
all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Persons.
Gentile, by virtue of his relationship to MintBroker may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Exchange Act of 1934, as amended) those Shares which MintBroker had owned. Gentile disclaims beneficial ownership of all such Shares for all other purposes.

(d)	Not applicable


(e)	August 1st, 2018

Item 6.  Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer.

None.

Item 7.  Material to Be Filed as Exhibits.

1.	Joint Filing Agreement of the Reporting Persons.

2.	Trade Schedule.






CUSIP No. 0534P109

13D

Page 6 of 6 Pages





SIGNATURE
   After reasonable inquiry and to the best of each of the undersign my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

MINTBROKER
INTERNATIONAL, LTD.

By: /s/ Antonio S.
Collie

Antonio S. Collie
Insert Name

Chief Financial Officer
Insert Title



/s/ Guy Gentile

Guy Gentile,
individually


      JOINT FILING STATEMENT

The undersigned hereby agree that this Statement on Schedule 13D with respect to the Class A Common Shares of Avalon Holdings Corp., dated the date hereof, is, and any amendments thereto signed by the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended. This agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together constitute one instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this agreement as of this 21st day of August, 2018.

MINTBROKER INTERNATIONAL, LTD.

By: /s/ Antonio S. Collie
Name: Antonio S. Collie
Its:      Chief Financial Officer
 /s/ Guy Gentile